UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

Item 1 of this report shall be deemed “filed” and not “furnished” for purposes of the Securities Exchange Act of 1934, as amended.

1.	Immediate Report dated November 20, 2014—Update regarding Neot Hovav and the Magnesium plant.

Item 1

November 20, 2014

Update regarding Neot Hovav and the Magnesium plant

In connection with the Company's notes offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended, as published by the Company today, and pursuant to pages 13-14 of the F-1 registration statement for the listing of the Company’s shares on the NYSE dated September 23, 2014, and to note 6 of the Company’s financial statements dated September 30, 2014, the Company wishes to update as follows:

1.
Pursuant to the instruction of the Company’s Board of Directors to develop and implement an efficiency plan designed to improve the profitability of the subsidiary, Bromine Compounds Ltd., on November 16, 2014, the Bromine Compounds' management gave notice to 144 employees of their inclusion in a list of candidates for potential employment termination on the basis of efficiency and  cost reduction plans. Concurrently, the employees’ union has begun implementing sanctions in the Bromine Compounds' plants in Neot Hovav and there is a possibility of deterioration in employment relations, including the possibility of strike in such plants.

2.
Pursuant to the resolution of the Social-Economic Cabinet of the Israeli government dated November 10, 2014, whereby the “Natural Resources Tax” bill memorandum shall express the Cabinet’s resolution according to which “a special mechanism shall be established to ensure that the Committee’s recommendations shall not directly or indirectly affect the feasibility of the continued existence of the magnesium plant”, the Company’s management will consider recommending to the Board to revisit its resolution regarding the continued operation of the magnesium plant after January 2017, insofar as the practical expression of the Cabinet’s resolution in legislation does not harm the contribution and value of the synergy deriving from the operation of the magnesium plant. As of the date of this Report, the Board resolution dated August 27, 2014 remains in effect.

Name of the authorized signatory on the report and name of authorized electronic reporter: Lisa Haimovitz
Position: VP General Counsel and Company Secretary
Signature Date: November 20, 2014

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444
www-icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: November 20, 2014